Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

November 16, 2016	NR 16-14

Alianza Minerals Commences Nevada Fieldwork

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that fieldwork at three properties in eastern Nevada has commenced. Mapping, prospecting and sampling at the Bellview, BP and Horsethief sediment-hosted gold targets will be undertaken to build on the Company`s 2015 programs and refine drill targets on these properties.  Alianza has contracted Big Rock Exploration LLC of Minneapolis, MN to complete the 2016 field programs.

“The current program will allow us to refine drill targets at Bellview and Horsethief and obtain permits to drill,” states Jason Weber, P.Geo., President and CEO of Alianza. “As BP is an earlier stage project, this work will help focus our 2017 program into key areas to define drill targets and attract a partner to test these new targets.”

Bellview – White Pine County

The Bellview property, located in White Pine County, near the Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend features a geological setting prospective for Carlin style gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at the Bald Mountain Gold Mine. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, one of these new targets, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization. The 2016 program will refine targets for drilling, enabling the Company to commence the process to obtain the necessary permits to drill the above mentioned targets.

BP – Elko County

Also located near the Bald Mountain Mine, the BP property is a Carlin-style gold target. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoids and anomalous gold and pathfinder geochemistry on surface. Prior mapping determined that prospective stratigraphy and favourable structural setting are present at BP. The current program will focus on delineating controlling structures related to jasperoid formation, identifying new jasperoid occurrences and geochemical sampling where gaps in sampling exist. This work will help define areas for detailed follow up in 2017 and drill target definition.

Horsethief – Lincoln County

The Horsethief property is located in Lincoln County, northeast of Pioche. The exploration target on this property is Carlin-style gold mineralization. Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold. Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of shallow rotary drilling in 1984, reporting numerous shallow sub-gram gold intervals over tens of meters.

The 2015 program was successful in identifying potential controls for mineralization and the current program will continue to investigate these structures in order to define targets for further drilling. Prior Induced Polarization (IP) geophysical data and soil geochemistry, in conjunction with structural information, will be important in targeting areas where these controlling structures may intersect permissive stratigraphy.

Yanac, Peru Update

The Company reports that the transfer of 50 King Capital’s 50% interest in certain holding companies that held the title to the Yanac copper-molybdenum porphyry project in Peru has now been completed. Yanac is now wholly-owned by Alianza, subject to a 0.5% net smelter royalty in favour of 50 King Capital. Management is actively seeking a partner to test this drill-ready project located approximately 60 km from the coast in the Ica Department of southern Peru.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 28.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.